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                              October 14, 2022

       Joshua Goldstein
       General Counsel and Secretary
       Masterworks 157, LLC
       225 Liberty St. 29th Floor
       New York, New York 10281

                                                        Re: Masterworks 157,
LLC
                                                            Offering Statement
on Form 1-A
                                                            Filed October 6,
2022
                                                            File No. 024-12016

       Dear Joshua Goldstein:

              We have reviewed your offering statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to this comment, we may have additional comments.

       Offering Statement on Form 1-A Filed October 6, 2022

       Summary
       Highlights, page 4

   1. We note your disclosure that in September 2022, Masterworks exited a different George
                                                        Condo painting,
realizing a 21.5% annualized return to investors in the initial offering, net of all costs and fees.
We also note your disclosure that certain costs of the sale have been estimated and the final
annualized return may differ slightly from this rate of
                                                        return. Please revise
to present the actual return figure without any adjustments, weighting, averaging,
pro forma assumptions, etc. Alternatively, if the return figure is not yet finalized, please
disclose and quantify the assumptions you are using to estimate the figure.
 Joshua Goldstein
FirstName LastNameJoshua Goldstein
Masterworks  157, LLC
Comapany
October 14,NameMasterworks
            2022           157, LLC
October
Page 2 14, 2022 Page 2
FirstName LastName
        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

       Please contact Taylor Beech at 202-551-4515 or Donald Field at 202-551-3680 with any questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Trade &
Services